Exhibit 99.1
Xanadu Announces Second Quarter 2026 Results
The Company is on a Mission to Build Quantum Computers That Are Useful and Available to
People Everywhere
TORONTO | August 5, 2026 /GLOBE NEWSWIRE/ -- Xanadu Quantum Technologies Limited ("Xanadu" or the "Company") (NASDAQ: XNDU) (TSX: XNDU), a leading photonic quantum computing company, today announced financial results for the second quarter ended June 30, 2026.
"Every decision at Xanadu comes back to one mission: building quantum computers that are useful and available to people everywhere," said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. "This quarter, we made real progress on that mission. We set new performance records across some of our core photonic components, and we're pairing that hardware progress with software breakthroughs that we believe make quantum algorithms more efficient today."
"We ended the quarter in a strong financial position, with $312.8 million of cash on hand," said Michael Trzupek, Chief Financial Officer of Xanadu. "That balance sheet gives us the runway to keep investing in the engineering talent and wafer capacity our roadmap requires. During the quarter we raised $67.2 million under our synthetic at-the-market facility with Yorkville Advisors, and we intend to remain disciplined, drawing on that facility only when we believe conditions are favorable to the Company, including its shareholders."
Second Quarter Business Milestones and Announcements
•Chip packaging and fabrication: Achieved an average edge-coupling loss of 0.085 dB per facet, supported by the Company's internal packaging facility and collaborations with Corning and DISCO, and increased foundry fabrication runs across its two core material platforms: thin-film lithium niobate (up approximately 75%) and silicon nitride (up approximately 50%).
•U.S. operations expansion: Announced a significant expansion of U.S. operations anchored in Albany, New York; U.S. headcount has grown more than five-fold since 2023, with further growth expected by year-end.
•Software and algorithm advancements: Published an algorithmic breakthrough in Quantum Read-Only Memory (QROM) that cuts required Toffoli gate operations by roughly half, patent-filed and available today in PennyLane; also trained a Fourier-based quantum machine-learning model with over one million parameters, large enough to learn the distribution of ribosomal RNA.
•PennyLane momentum: Shipped PennyLane 0.45 and Catalyst 0.15; the foundational PennyLane white paper surpassed 2,000 citations.
•Strategic collaborations and partnerships: Partnered with Oak Ridge National Laboratory to bring PennyLane onto the Frontier exascale supercomputer; re-signed a multi-year collaboration with Rolls-Royce on computational fluid dynamics and aerodynamics; and continued research with the Fidelity Center for Applied Technology (FCAT), alongside advanced-stage engagements with several major banks. Launched a joint quantum machine learning and workforce-training initiative with Lockheed Martin under its Quantum Talent Pipeline; deepened engagement with Los Alamos National Laboratory's 2026 Summer School; and joined the Unitary Foundation.
Second Quarter Financial Highlights (1)
•Cash and cash equivalents were $312.8 million as of June 30, 2026
•Revenue was $1.5 million, compared to $2.8 million in the first quarter of 2026 and $1.1 million in the second quarter of 2025, with the year-over-year increase primarily driven by DARPA Stage B revenue
•Research and development ("R&D") expense was $19.7 million, an increase of $2.4 million from the first quarter of 2026, primarily reflecting increased spending on engineering hires

•General and administrative ("G&A") expense was approximately $11.1 million, compared to $9.8 million in the prior quarter, primarily due to higher headcount, stock-based compensation, and capital market and public-company related professional costs
•Net loss was $42.1 million, compared to a loss of $20.6 million in the first quarter of 2026
•Adjusted EBITDA(2) loss was $21.3 million, compared to a loss of $13.9 million in the first quarter of 2026, primarily due to increased R&D, G&A, and lower grant revenue in the quarter
•Capital expenditures increased to approximately $6.4 million in the quarter, compared to $0.3 million in the first quarter of 2026
(1) All financial figures in this release are presented in United States Dollars unless otherwise noted.
(2) Adjusted EBITDA is a non-GAAP financial measure defined under “Non-GAAP Financial Measures,” below.
Note: Components may not sum to totals due to rounding.
Synthetic At-The-Market Equity Facility
In May 2026, Xanadu entered into a Standby Equity Purchase Agreement with Yorkville Advisors, establishing a synthetic at-the-market equity facility for up to $300 million. The facility gives the Company the flexibility, but not the obligation, to issue Class B subordinate voting shares to Yorkville over a three-year term, opportunistically, based on market conditions and valuation. During the second quarter, the Company raised $67.2 million under the facility, selling 5.5 million shares at an average net price of $12.28. Net proceeds are used for working capital and general corporate purposes, which help fund the continued development of the Company's quantum computing technology roadmap.
The Company intends to remain disciplined and strategic in its use of the facility, drawing on it only when it believes market conditions and valuation are favorable to the Company and its shareholders. The Company continues to expect to provide more detailed engineering and spending guidance metrics later this summer, as previously indicated.
This press release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction in which such offer or solicitation is unlawful.
Second Quarter 2026 Conference Call
Xanadu will host a conference call today, August 5, 2026, with Dr. Christian Weedbrook, Founder and Chief Executive Officer, Michael Trzupek, Chief Financial Officer, and Rafal Janik, Chief Operating Officer to discuss the results and business outlook. The call will be webcast live and archived on the Investor Relations section of the Company's website at investors.xanadu.ai.
About Xanadu
Founded in 2016, Xanadu is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to compute at room temperature. Xanadu develops both hardware and software, including PennyLane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow us on X @XanaduAI.
Non-GAAP Financial Measures
To supplement our historical consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, a non-GAAP financial measure, to understand and evaluate our financial and operating performance.
We define Adjusted EBITDA as net loss before interest expense, income tax expense (benefit), depreciation and amortization expense, stock-based compensation, change in fair value of financial instruments, and other income and non-recurring expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance. Accordingly, we believe that Adjusted EBITDA is useful to investors and others because it allows investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management.
However, there are several limitations related to the use of Adjusted EBITDA as it reflects the exercise of judgement by our management about which expenses are excluded or included. Adjusted EBITDA should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Adjusted EBITDA is not a standardized measure and our presentation of Adjusted EBITDA may differ from how such a metric is used by other companies. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is provided below.
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events.
These statements include: Xanadu's mission and technology roadmap, including its path toward fault-tolerant, utility-scale quantum computing; expectations regarding R&D and capital spending, including the timing and pace of wafer runs, tapeouts, and engineering hires; the Company's plans to provide more detailed engineering and spending guidance later in the summer; expectations regarding strategic collaborations and partnerships, including with Lockheed Martin, Los Alamos National Laboratory, the Unitary Foundation, Oak Ridge National Laboratory, Rolls-Royce, the Fidelity Center for Applied Technology, and other financial institutions; the anticipated benefits, use of proceeds, and Company's approach to the synthetic at-the-market equity facility with Yorkville Advisors, including expectations regarding dilution and the Company's cash position; and the continued growth of the Company's U.S. operations, including in Albany, New York.
These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges, and may not achieve commercialization or market acceptance; Xanadu's historical net losses and limited operating history; Xanadu's expectations regarding future financial performance and capital requirements; Xanadu's competitive landscape; Xanadu's dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu's reliance on strategic partners and other third parties; Xanadu's concentration of revenue in contracts with government or state-funded entities; Xanadu's ability to maintain, protect, and defend its intellectual property rights; risks related to the equity line of credit, including the potential for substantial dilution to existing shareholders; and other factors described in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”), which are incorporated by reference herein. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by the Company with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.
These forward-looking statements reflect the expectations, plans, and forecasts of Xanadu's management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.
Summary financial tables follow.
Contacts
Press Contact: press@xanadu.ai
Investor Relations: investors@xanadu.ai
Brett Harriss, Vice President, Investor Relations, Xanadu Quantum Technologies Ltd.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Balance Sheets
(In US $ thousands, except for share amounts)

	June 30, 2026	December 31, 2025 (1)
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$312,780	$16,164
Accounts receivable, net	3,430	9,477
Materials and supplies	5,718	8,344
Prepaid expenses and other current assets	9,292	6,229
Total current assets	331,220	40,214
Property and equipment, net	17,270	18,313
Operating right-of-use assets, net	25,340	6,949
Intangible assets, net	4,946	5,128
Long-term deposits	5,233	—
Total assets	$384,009	$70,604

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	1,538	2,802
Accrued expenses and other current liabilities	6,723	2,191
Deferred revenue	303	544
Deferred grant income	3,224	492
Short-term operating lease liabilities	1,051	1,074
Current portion of long-term debt	132	—
Warrant liabilities	—	1,874
Total current liabilities	12,971	8,977
Long-term operating lease liabilities	25,556	7,185
Long-term debt	32,407	29,998
Total liabilities	$70,934	$46,160

Shareholders’ equity:
Old Xanadu convertible preferred shares, no par value, 204,286,254 shares authorized, 199,930,069 issued and outstanding at December 31, 2025 (1)	—	213,002
Old Xanadu common shares, no par value, 336,123,821 shares authorized, 55,964,876 shares issued and outstanding at December 31, 2025 (1)	—	7,585
Common shares, unlimited Xanadu Class A Multiple Voting Shares authorized, no par value, 251,555,764 issued and outstanding; unlimited Xanadu Class B Subordinate Voting Shares authorized, no par value, 52,668,260 shares issued and outstanding at June 30, 2026.	566,167	—
Additional paid-in capital	17,027	10,151
Accumulated deficit	(270,365)	(206,303)
Accumulated other comprehensive income	246	9
Total shareholders’ equity	313,075	24,444
Total liabilities and shareholders’ equity	$384,009	$70,604
(1) Old Xanadu convertible preferred shares and common shares have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company's 6-K Q2 2026 Quarterly Report filed on August 5, 2026 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In US $ thousands, except for share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$1,511	$1,057	$4,343	$1,755

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	128	60	240	110
Research and development	19,723	13,012	37,604	23,020
General and administrative	11,051	2,184	20,276	4,096
Sales and marketing	547	372	1,948	600
Depreciation and amortization	1,639	1,259	3,256	2,535
Other operating income, net	(1,586)	(307)	(5,724)	(318)
Total operating expenses	31,502	16,580	57,600	30,043
Loss from operations	(29,991)	(15,523)	(53,257)	(28,288)

Other income (expense), net:
Interest income (expense), net	2,319	342	2,129	894
Loss on fair value of earn out share liabilities, net	(10,597)	—	(7,764)	—
Loss on derivative instruments, net	(1,907)	—	(1,907)	—
Other income (expense), net	(1,875)	41	(1,856)	49
Total other income (expense), net	(12,060)	383	(9,398)	943
Net loss	$(42,051)	$(15,140)	$(62,655)	$(27,345)

Net loss per share, basic and diluted (1)	$(0.14)	$(0.27)	$(0.34)	$(0.49)
Weighted average shares outstanding (1)	299,964,510	55,786,865	186,551,397	55,718,926

Comprehensive loss:
Net loss	(42,051)	(15,140)	(62,655)	(27,345)
Cumulative translation adjustment	454	916	237	979
Net comprehensive loss	$(41,597)	$(14,224)	$(62,418)	$(26,366)

(1) Net loss per share and weighted average shares outstanding have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company's 6-K Q2 2026 Quarterly Report filed on August 5, 2026 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
Non-GAAP Financial Measure and Selected Cash Flow Data
(In US $ thousands)

Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net loss	$(42,051)	$(15,140)	$(62,655)	$(27,345)
Excluding:
Depreciation and amortization	1,639	1,259	3,256	2,535
Stock-based compensation expense	4,678	848	6,086	1,658
Change in fair value of financial instruments (1)	12,504	(8)	10,566	(22)
Interest (income) expense, net	(2,319)	(342)	(2,129)	(894)
Other (income) expense, net (2)	1,875	(41)	1,856	(49)
Non-recurring expenses (3)	2,341	38	7,806	71
Adjusted EBITDA	$(21,333)	$(13,386)	$(35,214)	$(24,046)
__________
(1) Includes the gain (loss) on the fair value of the warrant, earn-out share liabilities, and derivative instruments.
(2) Other (income) expense, net primarily consists of foreign exchange gain (loss).
(3) Non-recurring expenses include professional fees such as legal, consulting, accounting and advisory fees incurred in connection with indirect costs related to the Reverse Recapitalization and PIPE Transaction, public offering, and the SATM Facility.

Selected Consolidated Cash Flow Data

	Six Months Ended June 30,
	2026	2025
Purchase of property and equipment, including equipment deposits ("capital expenditures")	$(6,399)	$(4,320)